UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13D-1(A) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(A)


            PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation)

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  74159T 10 0

                                 (CUSIP Number)

                                 James Goodman
                   Geneva Middle Market Investors SBIC, L.P.
                               20 William Street
                              Wellesley, MA 02481
                                 (781) 237-7001

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 5, 2001

                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 7 Pages)
----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

    Geneva Middle Market Investors SBIC, L.P. I.R.S.# 04-3305635
    GMM Investors, L.P.  I.R.S.# 04-3263703
    James J. Goodman

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                          (A)   [X]
                                                          (B)   [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
                     OO[EXCHANGE OF OTHER SHARES OF ISSUER]

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)                                          [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Geneva Middle Market Investors SBIC, L.P. is a Delaware limited partnership. GMM Investors, L.P. is a Delaware limited partnership.
    James J. Goodman is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.  SOLE VOTING POWER
    16,000 shares by James J. Goodman (1)
8.  SHARED VOTING POWER

    1,316,774 (2)

9.  SOLE DISPOSITIVE POWER

    16,000 shares by James J. Goodman (1)

10. SHARED DISPOSITIVE POWER

    1,316,774 (2)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,332,774 by James J. Goodman (3)
    1,316,774 by Geneva Middle Market Investors and GMM Investors, L.P. (2)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES(SEE INSTRUCTIONS)                                    [X](4)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.93% with respect to shares owned by James J. Goodman
    6.84% with respect to shares owned by Geneva Middle Market Investorsand GMM Investors, L.P.

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    Geneva Middle Market Investors SBIC, L.P.           PN
    GMM Investors, L.P.                                 PN
    James J. Goodman                                    IN
-------------------

(1) Represents 16,000 shares of Common Stock which may be issued upon the exercise of a fully-exercisable option granted to James J. Goodman as a director of the Issuer.

(2) Includes 4,333.87 shares of the Issuer's Series D Preferred Stock. The Series D Preferred Stock has voting rights and is exchangeable into a future preferred stock which is convertible, subject to certain limitations and adjustments, into shares of Common Stock on a two-hundred-for-one basis. Excludes 16,000 shares of Common Stock which may be issued upon the exercise of a fully-exercisable option granted to James J. Goodman as a director of the Issuer.

(3) Includes (a) 4,333.87 shares of the Issuer's Series D Preferred Stock. The Series D Preferred Stock has voting rights and is exchangeable into a future preferred stock which is convertible, subject to certain limitations and adjustments, into shares of Common Stock on a two-hundred-for-one basis, and (b) 16,000 shares of Common Stock which may be issued upon the exercise of a fully-exercisable option granted to James J. Goodman as a director of the Issuer.

(4) Excludes a warrant to purchase up to approximately 582,367 shares of the Common Stock, the total number of which varies on the date that the Issuer consummates a qualifying equity financing.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to common stock, par value $0.01 per share
(the "Common Stock") and Series D Exchangeable Preferred Stock, par value $1.00 per share (the "Series D Preferred Stock") convertible into or exchangeable for, the Common Stock of PrimeSource Healthcare, Inc. (f/k/a Luxtec Corporation), a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3700 East Columbia Street, Suite 100, Tucson, AZ 85714. The Series D Preferred Stock is exchangeable into shares of future preferred stock which will be, subject to certain limitations and adjustments, convertible into shares of Common Stock on a two hundred-for-one basis. This Schedule 13D excludes certain warrants to purchase Common Stock, the total number of which varies depending on the date in the future that the Issuer consummates a qualified equity financing.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is filed by Geneva Middle Market Investors SBIC, L.P. ("GMMI"), GMM Investors, L.P. ("GMMGP"), which is the sole general partner of GMMI, and James J. Goodman, President of GMMI ("Goodman"). GMMI, GMMGP and Goodman are sometimes referred to collectively herein as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached as Exhibit 1.

     (b) The business address of each of the Reporting Persons is 20 William Street, Wellesley, Massachusetts 02481.

     (c) The principal business activities of GMMI and GMMGP are the making, managing and disposing of investments in private and public companies. Goodman is President of GMMI.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) GMMI is a Delaware limited partnership. GMMGP is a Delaware limited partnership. Goodman is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 5, 2001, GMMI acquired 450,000 shares of Common Stock, 4,333.87 shares of Series D Preferred Stock of the Issuer, and warrants to purchase shares of Common Stock, the exact number of shares of which are dependent upon a date in the future that the Issuer completes a qualifying equity financing. Each share of Series D Preferred Stock is exchangeable into one share of future preferred stock that will be convertible, subject to certain limitations and adjustments, into 200 shares of Common Stock. Accordingly, and subject to the foregoing, GMMI may at some time in the future convert its shares of future preferred stock into which the Series D Preferred Stock is converted into 866,774 shares of Common Stock. In exchange for the foregoing shares and warrants, GMMI exchanged 10,000 shares of Series A Preferred Stock of the Issuer and warrants to purchase 450,000 shares of Common Stock. This exchange was completed pursuant to a letter agreement entered into by GMMI and the Issuer and approved by the Issuer's Board of Directors.

     In addition, in connection with his service as a director of the Issuer, Goodman has been issued an option (the "Option") to purchase 16,000 shares of Common Stock. This is option is exercisable in full by Goodman as of the date of this Schedule 13D.

     If all shares of Series D Preferred Stock owned by GMMI were converted into Common Stock, GMMI and GMMGP would own collectively 1,316,774 or 6.84% of the shares of Common Stock (calculated on an as-converted, fully-diluted basis). If all shares of Series D Preferred Stock owned by GMMI were converted into Common Stock, and Goodman exercised the Option, Goodman would own 1,332,774 or 6.93% of the shares of Common Stock (calculated on an as-converted, fully-diluted basis).

ITEM 4.  PURPOSE OF TRANSACTION.

     GMMI acquired the shares of Common Stock and Series D Preferred Stock (the "Shares") for investment purposes only and none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) GMMI is the record owner of the Shares. As the sole general partner of GMMI, GMMGP may be deemed to own beneficially all of the Shares. As the President of GMMI, Goodman also may be deemed to own beneficially all of the Shares. In addition, Goodman is the sole record owner of the Option and will be the sole record owner of any shares of Common Stock acquired upon exercise of the Option.

     GMMI and GMMGP may be deemed to own beneficially 6.84% of the shares of Common Stock (calculated on an as-converted, fully-diluted basis). Goodman may be deemed to own beneficially 6.93% of the shares of Common Stock (calculated on an as-converted, fully-diluted basis).

     (b) Regarding the number of shares as to which each person has:

       (i) sole power to vote or to direct the vote:0 shares for GMMI and GMMGP and 16,000 shares by Goodman upon exercise of the Option.

       (ii) shared power to vote or to direct the vote: 1,316,774 shares for each Reporting Person.

       (iii) sole power to dispose or direct the disposition: 0 shares for GMMI and GMMGP and 16,000 shares by Goodman upon exercise of the Option.

       (iv) shared power to dispose or direct the disposition:
1,316,774 shares for each Reporting Person.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Letter Agreement between the Issuer and GMMI, a Co-Sale Agreement among the Issuer, GMMI and others and a Registration Rights Agreement among the Issuer, GMMI and others, GMMI has, under certain circumstances, (a) certain rights to require the registration of the Common Stock issuable upon conversion or exchange of the Series D Preferred Stock and other securities of the Issuer held by GMMI pursuant to certain shelf, demand and piggyback registration rights granted to GMMI, and (b) certain rights to participate in future issuances of securities by the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1   Agreement regarding the filing of joint Schedule 13D.

     Exhibit 2 Certificate of Vote of Directors establishing the Series D Exchangeable Preferred Stock, dated as of February 27, 2001, as corrected on March 2, 2001, incorporated herein by reference to Exhibits 4.3 and
                 4.5 of Luxtec Corporation's Form 8-K, filed with the Securities and Exchange Commission on March 16,2001.

     Exhibit 3   Registration Rights Agreement, dated as of March
                 2, 2001, by and among Luxtec, GMMI and certain other shareholders of Luxtec, incorporated herein by reference to Exhibit 4.6 of Luxtec's Form 8-K, filed with the Securities and Exchange Commission on March 16, 2001.

     Exhibit 4 Co-Sale Agreement, dated as of March 2, 2001, by and among Luxtec, GMMI and certain other shareholders of Luxtec, incorporated herein by reference to Exhibit 4.7 of Luxtec's Form 8-K, filed with the Securities and Exchange Commission on March 16, 2001.

     Exhibit 5 Letter Agreement, dated as of February 8, 2001, by and between Luxtec and GMMI.

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


          October 29, 2001                           October 29, 2001
             (Date)                                    (Date)

GENEVA MIDDLE MARKET INVESTORS,
SBIC, L.P.


      /s/ James J. Goodman               /s/ James J. Goodman
By:__________________________           _____________________________________
      President                           James J. Goodman, individually

GMM INVESTORS, L.P.
By:

         /s/ James J. Goodman
     By:________________________
          President

                                                                      EXHIBIT 1
                                   AGREEMENT


     This Agreement, dated as of October 4, 2001, is by and among Geneva Middle Market Investors SBIC, L.P. ("GMMI"), GMM Investors, L.P. ("GMMGP"), which is the sole general partner of GMMI, and James J. Goodman, President of GMMI ("Goodman").

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.


GENEVA MIDDLE MARKET INVESTORS,
SBIC, L.P.


      /s/ James J. Goodman               /s/ James J. Goodman
By:__________________________           _____________________________________
      President                           James J. Goodman, individually

GMM INVESTORS, L.P.
By:

         /s/ James J. Goodman
     By:________________________
          President